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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.10 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                    184502102
                                 --------------
                                 (CUSIP Number)

                                  L. LOWRY MAYS
                       CLEAR CHANNEL COMMUNICATIONS, INC.
                          200 CONCORD PLAZA, SUITE 600
                            SAN ANTONIO, TEXAS 78216
                                 (210) 822-2828
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 October 2, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 184502102                   13D                     PAGE 2 OF 11 PAGES


================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

                     L. Lowry Mays
================================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                         (b) |_|
================================================================================
     3       SEC USE ONLY

================================================================================
     4       SOURCE OF FUNDS

                     Not applicable
================================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
================================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
================================================================================
       NUMBER OF                       7     SOLE VOTING POWER:       30,300,275
         SHARES                      -------------------------------------------
      BENEFICIALLY                     8     SHARED VOTING POWER:            -0-
        OWNED BY                     -------------------------------------------
          EACH                         9     SOLE DISPOSITIVE POWER:  30,300,275
        REPORTING                    -------------------------------------------
         PERSON                       10     SHARED DISPOSITIVE POWER:       -0-
          WITH
================================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             30,300,275

================================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |_|
             EXCLUDES CERTAIN SHARES
================================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.9%
================================================================================
    14       TYPE OF REPORTING PERSON

                     IN
================================================================================


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CUSIP NO. 184502102                   13D                     PAGE 3 OF 11 PAGES


================================================================================
     1       NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

                     4-M Partners, Ltd.
================================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                         (b) |_|
================================================================================
     3       SEC USE ONLY

================================================================================
     4       SOURCE OF FUNDS

                     Not applicable
================================================================================
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
================================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
================================================================================
       NUMBER OF                       7     SOLE VOTING POWER:       20,000,000
         SHARES                      -------------------------------------------
      BENEFICIALLY                     8     SHARED VOTING POWER:            -0-
        OWNED BY                     -------------------------------------------
          EACH                         9     SOLE DISPOSITIVE POWER:  20,000,000
        REPORTING                    -------------------------------------------
         PERSON                       10     SHARED DISPOSITIVE POWER:       -0-
          WITH
================================================================================
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,000,000
================================================================================
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |_|
             EXCLUDES CERTAIN SHARES
================================================================================
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.0%
================================================================================
    14       TYPE OF REPORTING PERSON

                     PN
================================================================================



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CUSIP NO. 184502102                   13D                     PAGE 4 OF 11 PAGES


                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This schedule relates to the common stock, $ 0.10 par value per share ("Common Stock") of Clear Channel Communications, Inc. (the "Issuer"). The Issuer has its principal executive office at 200 Concord Plaza, Suite 600, San Antonio, Texas 78216.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Names of the reporting persons:

             L. Lowry Mays

             4-M Partners, Ltd. (L. Lowry Mays is the sole general partner)

         (b) The business address of each of the reporting persons is 200 Concord Plaza, Suite 600, San Antonio, Texas 78216.

         (c) Mr. L. Lowry Mays is principally engaged in the media business.
             Employer: Clear Channel Communications, Inc.
             Principal business: media
             Address:  200 Concord Plaza, Suite 600, San Antonio, Texas 78216

             4-M Partners, Ltd. is a privately-held personal investment partnership.

         (d) - (e) During the last five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Citizenship.

             L. Lowry Mays is a United States citizen.

             4-M Partners, Ltd. is a limited partnership formed under the laws of the State of Texas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


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CUSIP NO. 184502102                   13D                     PAGE 5 OF 11 PAGES


ITEM 4.  PURPOSE OF THE TRANSACTION.

         (a) - (b) As an inducement to AMFM Inc., a Delaware corporation ("AMFM"), to enter into an Agreement and Plan of Merger dated October 2, 1999 (the "Merger Agreement"), with the Issuer and the Issuer's wholly-owned subsidiary, CCU Merger Sub, Inc., a Delaware corporation ("Merger Sub"), each of the reporting persons entered into a Voting Agreement dated October 2, 1999 (the "Voting Agreement") with AMFM. Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into AMFM (the "Merger") and each share of AMFM's common stock, $0.01 par value per share, will convert into the right to receive 0.94 of one share of the Issuer's Common Stock. From the date of execution of the Voting Agreement until the effective time of the Merger or such earlier time, if any, upon which the Merger Agreement is terminated, each of the reporting persons agreed to, among other things, vote (or cause to be voted) the shares of the Issuer's Common Stock owned by them as follows:

                    (1) in favor of the Merger and the approval of the issuance of the Issuer's Common Stock to the holders of AMFM's common stock in the Merger and any actions required in furtherance thereof;

                    (2) in favor of the election of specified individuals as directors to fill five newly created vacancies that will exist on the Issuer's Board of Directors immediately following the effective time of the Merger as a result of action by the Issuer's Board of Directors taken pursuant to the Merger Agreement to expand the Board from eight to 13 members. The five nominees are specified in the Merger Agreement and are as follows: Robert Crandall, Vernon E. Jordan, Jr., Perry J. Lewis, Thomas O. Hicks and either Michael J. Levitt, Lawrence D. Stuart, Jr. or Jack D. Furst. However, under the Merger Agreement, the Issuer may elect to reduce the size of its Board of Directors from eight to seven members prior to the effective time of the Merger, in which case four new vacancies will be created immediately following the effective time of the Merger, and the reporting persons agreed to vote in favor of four specified individuals, as follows:
                         (A) two of the following three individuals mutually selected by the Issuer and AMFM -- Robert Crandall, Vernon E. Jordan, Jr., and Perry J. Lewis, (B) Thomas
                         O. Hicks and (C) either Michael J. Levitt, Lawrence D. Stuart, Jr. or Jack D. Furst;

                    (3) against any action or agreement that is reasonably likely to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement;

                    (4) except for certain actions permitted by the Merger Agreement, against any of the following: (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Issuer or any of its subsidiaries other than the Merger, (B) a sale or transfer of a material amount of assets of the Issuer or any of its


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CUSIP NO. 184502102                   13D                     PAGE 6 OF 11 PAGES



                         material subsidiaries or the issuance of any securities of the Issuer or any subsidiary, (C) any change in the Board of Directors of the Issuer other than in connection with an annual meeting of the shareholders of the Issuer with respect to the slate of directors proposed by the incumbent Board of Directors of the Issuer or in connection with the election of the five or four individuals named in the Merger Agreement (as described above) (in which case the reporting persons agreed to vote for the slate proposed by the incumbent Board and the individuals named in the Merger Agreement), or (D) any action that is reasonably likely to materially impede, interfere with, delay, postpone or adversely affect in any material respect the Merger and the transaction contemplated by the Merger Agreement.

         AMFM did not pay any additional consideration to any reporting person in connection with the execution and delivery of the Voting Agreement.

         The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated herein by reference.

         The description contained in this Item 4 of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement which is incorporated by reference herein and filed as Exhibit 99.1 hereto.

         (c) Not applicable.

         (d) The Merger Agreement obligates the Issuer to take such action as required to cause the size of its Board of Directors immediately after the effective time of the Merger to increase by five members (from eight members to 13 members), and it obligates the Issuer's Board of Directors to nominate five specified individuals for election as directors to fill the newly created vacancies. The five nominees specified in the Merger Agreement are as follows:
Robert Crandall, Vernon E. Jordan, Jr., Perry J. Lewis and Thomas O. Hicks and either Michael J. Levitt, Lawrence D. Stuart, Jr. or Jack D. Furst. However, if the Issuer exercises its option under the Merger Agreement to reduce the size of its Board prior to the effective time of the Merger from eight members to seven members, the Merger Agreement obligates the Issuer to cause the size of its Board immediately after the effective time of the Merger to increase by four rather than five members (from seven members to 11 members) and obligates the Issuer's Board to nominate four specified individuals to fill the four newly created vacancies. Such four specified nominees are as follows: (A) two of the following three individuals mutually selected by the Issuer and AMFM -- Robert Crandall, Vernon E. Jordan, Jr., and Perry J. Lewis, (B) Thomas O. Hicks, and
(C) either Michael J. Levitt, Lawrence D. Stuart, Jr. or Jack D. Furst.

         Pursuant to the Merger Agreement, immediately following the effective time of the Merger, Thomas O. Hicks will be appointed Vice Chairman of the Issuer until the earlier of his resignation or removal or until his successor is duly elected and qualified, as the case may be.


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CUSIP NO. 184502102                   13D                     PAGE 7 OF 11 PAGES

         The board of directors of the surviving entity immediately following the effective time of the Merger will be the board of directors of Merger Sub immediately preceding the effective time of the Merger. The officers of the surviving entity immediately following the effective time of the Merger will be the officers of AMFM immediately preceding the effective time of the Merger.

         (e) As a result of the Merger, the holders of common stock of AMFM immediately preceding the effective time of the Merger will become entitled to have each of their shares of AMFM common stock converted into the right to receive 0.94 of one share of the Issuer's Common Stock.

         (f) Upon consummation of the Merger, AMFM will become a wholly-owned subsidiary of the Issuer.

         (g) Pursuant to the Merger Agreement, the bylaws of the Issuer will be amended to increase the size of the Board of Directors of the Issuer to permit at least 13 members, unless the Issuer elects to reduce the size of its Board of Directors from eight to seven members prior to the effective time of the Merger, in which case the bylaws of the Issuer will be amended to increase the size of the Board of Directors of the Issuer to permit at least 11 members. Further, the bylaws of the Issuer will be amended to establish an officer position entitled Vice Chairman who shall have such duties as the Chief Executive Officer of the Issuer shall assign from time to time.

         (h) None.

         (i) None.

         (j) Other as than described above, the reporting persons have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4 (a)-(i) of Schedule 13D (although the reporting persons reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As of the date hereof, L. Lowry Mays beneficially owns 30,300,275 shares of the Issuer's Common Stock, and such shares constitute approximately 8.9% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof, assuming the exercise of all options held by Mr. L. Mays. Such shares beneficially owned by Mr. L. Mays include: (1) 8,996,649 shares held by Mr. L. Mays; (2) 995,000 shares subject to options held by Mr. L. Mays; (3) 20,000,000 shares held by 4-M Partners, Ltd., of which Mr.
L. Mays is the sole general partner; (4) 209,070 shares held by the Mays Family Foundation; and (5) 99,556 shares held by trusts of which Mr. L. Mays is trustee but not beneficiary. Mr. L. Mays has sole voting and dispositive power with respect to all such shares.

CUSIP NO. 184502102                   13D                     PAGE 8 OF 11 PAGES

         As of the date hereof, 4-M Partners, Ltd. beneficially owns 20,000,000 shares of the Issuer's Common Stock, and such shares constitute approximately 5.0% of the total issued and outstanding shares of the Issuer's Common Stock as of the date hereof, not including shares issuable upon exercise of options. 4-M Partners, Ltd. has sole voting and dispositive power with respect to all such 20,000,000 shares, which voting and dispositive power is exercisable by L. Lowry Mays in his capacity as the sole general partner of 4-M Partners, Ltd.

         (c) The reporting persons have not effected any transaction in the Issuer's Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to the Voting Agreement previously described in Item 4, L. Lowry Mays is a party to a Buy-Sell Agreement dated May 31, 1977, by and among the Issuer, L. Lowry Mays and B.J. McCombs (the "Buy-Sell Agreement"). The Buy-Sell Agreement restricts the ability of L. Lowry Mays and B.J. McCombs and their heirs, legal representatives, successors and assigns to dispose of shares of the Issuer's Common Stock owned by them. The Buy-Sell Agreement provides that in the event that L. Lowry Mays, B.J. McCombs or their heirs, legal representatives, successors and assigns desire to dispose of their shares of Common Stock, other than by will or intestacy or through gifts to the party's spouse or children, they must offer their shares of Common Stock for a period of 30 days to the Issuer. Thereafter, they must offer, for a period of 30 days, any shares of Common Stock not purchased by the Issuer to the other parties to the Buy-Sell Agreement. If neither the Issuer nor the other parties to the Buy-Sell Agreement agree to purchase all of their shares of Common Stock so offered, the party offering his shares of Common Stock may sell them to a third party during the following 90-day period at a price and on terms not more favorable than those offered to the Issuer and the other parties. In addition, L. Lowry Mays, B.J. McCombs or their heirs, legal representatives, successors and assigns may not, individually or in concert with others, sell any shares of the Issuer's Common Stock so as to deliver voting control to a third party without providing in the sale that all parties to the Buy-Sell Agreement will be offered the same price and terms for their shares as provided in the sale.

         The description contained in this Item 6 of the Buy-Sell Agreement is qualified in its entirety by reference to the full text of the Buy-Sell Agreement which is incorporated by reference herein and filed as Exhibit 99.2 hereto.


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CUSIP NO. 184502102                   13D                     PAGE 9 OF 11 PAGES




ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Joint Filing Agreement, dated October 13, 1999, by and between L. Lowry Mays and 4-M Partners, Ltd.


         Exhibit 2* Agreement and Plan of Merger dated October 2, 1999, by and among AMFM, Inc., Clear Channel Communications, Inc. and CCU Merger Sub, Inc.

         Exhibit 99.1 Voting Agreement dated October 2, 1999 by and among AMFM Inc., L. Lowry Mays and 4-M Partners, Ltd.


         Exhibit 99.2 Buy-Sell Agreement dated May 31, 1977 by and among Clear Channel Communications, Inc., L. Lowry Mays and B.J. McCombs.


                  *Incorporated by reference to the Issuer's Current Report on
                   Form 8-K filed on October 5, 1999.


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CUSIP NO. 184502102                   13D                    PAGE 10 OF 11 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 13, 1999                         /s/  L. LOWRY MAYS
                                                --------------------------------
                                                L. LOWRY MAYS, Individually


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CUSIP NO. 184502102                   13D                    PAGE 11 OF 11 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 13, 1999                         4-M PARTNERS, LTD.,
                                                a Texas limited partnership

                                                By:    /s/  L. LOWRY MAYS
                                                   -----------------------------
                                                Name: L. Lowry Mays
                                                Title: General Partner

                                 EXHIBIT INDEX


        Exhibit No.               Description
        -----------               -----------

         Exhibit 1 Joint Filing Agreement, dated October 13, 1999, by and between L. Lowry Mays and 4-M Partners, Ltd.


         Exhibit 2* Agreement and Plan of Merger dated October 2, 1999, by and among AMFM, Inc., Clear Channel Communications, Inc. and CCU Merger Sub, Inc.

         Exhibit 99.1 Voting Agreement dated October 2, 1999 by and among AMFM Inc., L. Lowry Mays and 4-M Partners, Ltd.


         Exhibit 99.2 Buy-Sell Agreement dated May 31, 1977 by and among Clear Channel Communications, Inc., L. Lowry Mays and B.J. McCombs.


                  *Incorporated by reference to the Issuer's Current Report on
                   Form 8-K filed on October 5, 1999.